SEABORD
SERVICES CORP

501 - 543 Granville Street | Vancouver BC | V6C 1X8 | Tel: 604.669.0660
Fax: 604.688.1157

January 10, 2012

Eurasian Minerals Inc.
6624 Willow Broom Trail
Littleton, CO 80125

Attention Mr. David Cole

Dear Dave:

Attached is the 2012 service agreement between Eurasian Minerals Inc. and Seabord Services Corp for your review. Please note that your new monthly fee will be $39,800 effective January 1, 2012. In addition, we have increased the termination notice to four months with a buyout clause attached.

The increased monthly fee, which is the first since August, 2010, is primarily due to the new senior accountant (Chung Yim), larger office space, upgraded server, salary increases and additional staff (including receptionist, accountant assistant and corporate secretary assistant). We believe all of these changes will allow Seabord to provide you greater service as well as a better space to work when in Vancouver.

Please indicate your acceptance of the new terms by signing and returning the agreement to our Vancouver office, as well as retaining a copy for your records. If you have any questions or concerns regarding these terms please contact me by email at Michael@terrasearch-inc.com or by phone at 949-376-6451.

Yours truly,

Michael D. Winn
President & CEO

THIS SERVICES AGREEMENT dated for reference as of the 1st day of January, 2012

BETWEEN:

SEABORD SERVICES CORP., a company incorporated under the laws of British Columbia and having its head office at Suite 501, 543 Granville Street, Vancouver, British Columbia

(hereinafter called "Seabord")

OF THE FIRST PART

AND:

EURASIAN MINERALS INC., a company incorporated under the laws of British Columbia and having an office at Suite 501, 543 Granville Street, Vancouver, British Columbia

(hereinafter called the "Corporation")

OF THE SECOND PART

WHEREAS Seabord provides various consulting, administrative, management and related services;

AND WHEREAS the Corporation wishes to engage Seabord to provide the services set out below.

NOW THEREFORE THE PARTIES HAVE AGREED and do hereby agree as follows:

1.0 **SCOPE OF SERVICES**

During the term of this agreement, Seabord will provide the services (the "Services") described in Schedule "A" attached hereto.

2.0 **FEES**

2.1 The Corporation will pay to Seabord a fee payable as follows:

(a) a retainer (the "Retainer") of $10,000 upon execution of this agreement (paid); and

(b) $39,800 per month during the term of this agreement.

2.2 Fees include the cost of employee or consultant labour to perform the services set out in Schedule A, plus a share of normal costs of running an office. These costs include but are not limited to: rent, insurance, LAN and PC maintenance, office supplies and a fax line.

2.3 Monthly fees are as stated in this agreement. However, Seabord reserves the right to review its underlying costs on an annual basis and increase the monthly fee if its underlying costs have increased. Any increase in fees would be communicated by email or regular post to the President and Chief Executive Officer ("CEO") of the Corporation and both parties would have to agree to the amended monthly fee.

3.0 **ADDITIONAL FEES**

3.1 From time to time, the Corporation may require additional services that are not included in Schedule A. Without limiting the generality of the foregoing, some examples of such additional services include assisting with corporate restructuring, an IPO or handling subscription agreements and collecting funds for a private placement. Should the Corporation require such additional services these would be billed by Seabord at pre-determined hourly rates for each staff member involved in providing the service.

3.2 Should Seabord incur any significant out of pocket expenses while providing the above additional services, such as travel or printing costs, those costs would be recoverable from the Corporation.

4.0 **REPRESENTATIVE OF CORPORATION**

The Corporation will provide to Seabord, for the term of this agreement, the President and CEO or a member of senior management of the Corporation, designated in Schedule "A" to provide Seabord with any assistance required from the Corporation in performance of the Services and who is authorized to act on behalf of the Corporation.

5.0 REPRESENTATIONS AND WARRANTIES

5.1 The Corporation warrants and represents, which representations and warranties will remain in full force and effect during the term of this agreement, to Seabord that:

(a) the Corporation and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b) the Corporation is a reporting issuer in British Columbia and Alberta and its common shares are listed and posted for trading on the TSX Venture Exchange;

(c) the authorized and issued capital of the Corporation is as disclosed in the most recent filing with the securities regulatory authorities and the issued shares are fully paid and non-assessable;

(d) the Corporation is the beneficial owner of the properties, business and assets or the interest in the properties, business or assets referred to in the prospectus, annual information form, annual report, filing statement, or press release most recently filed with the regulatory authorities (the "Latest Disclosure Document") or referred to in the financial statements of the Corporation most recently filed with the regulatory authorities (the "Latest Financial Statements"); all agreements by which the Corporation holds an interest in a property, business or asset are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(e) the Latest Disclosure Document is accurate in all material respects as of the date hereof;

(f) the Latest Financial Statements accurately reflect the financial position of the Corporation as at the date thereof, and no adverse material change in the financial position of the Corporation has taken place since the date thereof;

(g) the Corporation is not in default of and will comply fully with the requirements of any stock exchange on which its securities are listed and all applicable corporate and securities laws;

(h) the Corporation has filed with the applicable jurisdictions all necessary federal, excise and other required tax filings; and

(i) the Corporation has all necessary corporate power and authority to enter into this agreement and to perform its obligations and the execution and delivery of this

agreement by the Corporation and the performance of its obligations has been authorized by all necessary corporate action on the part of the Corporation.

5.2 Seabord warrants and represents to the Corporation that:

(a) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated;

(b) it has all necessary corporate power and authority to enter into this agreement and to perform its obligations and the execution and delivery of this agreement by Seabord and the performance of its obligations has been authorized by all necessary corporate action on the part of Seabord; and

(c) it will comply with the requirements of all applicable securities laws and the Regulation thereto and the bylaws and rules of the TSX Venture Exchange, if applicable, in performing the Services.

6.0 **INVOICING**

6.1 Seabord will deliver to the Corporation on or before the 5th day of each calendar month, an invoice for the current month (the "Invoice") setting out the fee payable to Seabord pursuant to paragraph 2.0 hereto and any additional fees as per paragraph 3.0 of this agreement if any that were agreed to in the prior month.

6.2 Invoices will be payable immediately upon receipt and will be considered overdue if not paid prior to the last day of the calendar month that the Invoice was received.

6.3 The Corporation will pay interest on overdue accounts at a rate of 1% per month, compounded monthly being an annual interest rate of 12.68 %.

6.4 In the event collection procedures must be initiated for overdue Invoices, the Corporation will pay all such collection costs, including but not limited to, legal fees.

7.0 **TERM OF AGREEMENT**

7.1 Subject to early termination as set out below, this agreement will commence on the date hereof.

7.2 Either party may terminate this agreement:

(a) by written notice to the other party, if the other party (the "Defaulting Party") is in default of any covenant, condition, or requirement herein set forth, and the Defaulting Party has not remedied such default within ten business days of receipt of notice of such default;

(b) by written notice to the other party, if the other party becomes insolvent, is unable to discharge its obligations as they become due, makes an assignment for the benefit of its creditors, or a petition in bankruptcy is filed against it; or

(c) by four month's written notice to the other party. The Corporation may terminate the agreement prior to the expiry of the four month notice by paying Seabord, calculated on a pro-rata basis, for the number of days remaining within the four month notice.

7.3 Seabord may terminate this agreement by notice in writing to the Corporation at any time if:

(a) there is an adverse "material change", as such term is defined in any of the *Securities Acts* which govern the affairs of the Corporation;

(b) there is an occurrence of any nature which, in the opinion of Seabord, seriously affects or will seriously affect the business of the Corporation;

(c) an enquiry or investigation (whether formal or informal) in relation to the Corporation or the Corporation's directors or officers is commenced or threatened by any competent authority;

(d) any order to cease trading in the securities of the Corporation is made by a competent regulatory authority and that order is still in effect; or

(e) Seabord determines that any of the representations or warranties made by the Corporation in this agreement is false or has become false.

7.4 On termination of this agreement, the Corporation will pay to Seabord any fees and disbursements owing to the date of termination and neither Seabord nor the Corporation will have any further rights or obligations under this agreement other than pursuant to paragraph 10 which will survive the termination of this agreement.

8.0 **CONFIDENTIALITY**

8.1 Seabord will use its best efforts to preserve and protect any confidential information concerning the business and financial affairs of the Corporation or any of its dealings, transactions

or affairs which may be disclosed to Seabord by the employees, officers or agents of the Corporation during the term of this agreement. Without restricting the generality of the foregoing, Seabord will not disclose any of the aforesaid information to third parties without the prior written consent of the Corporation, except that such consent will not be required where the information is disclosed:

(a) to the employees, officers or agents of Seabord to enable such persons to assist Seabord in providing the Services;

(b) to the employees, officers or agents of the Corporation or other persons as the directors of the Corporation may designate;

(c) pursuant to any law, statute, regulation, ordinance or administrative, regulatory or judicial order; or

(d) to any other person or party which Seabord requires to assist in providing the Services.

The above covenants as to confidentiality will not apply to any information which:

(a) through no act or omission of Seabord, becomes generally known or part of the public domain;

(b) is furnished to others by the Corporation without restriction or disclosure; or

(c) is furnished to Seabord by a third party.

9.0 **ACCESS TO MATERIAL FACTS**

9.1 The Corporation will provide Seabord with full access to material facts related to the Corporation's corporate activities and financial position, and keep Seabord advised of current and impending corporate developments.

9.2 The Corporation will send to Seabord, from time to time, as soon as available, copies of all documents filed by the Corporation with securities commissions, stock exchanges and other regulatory authorities including, without limitation, all financial statements, press releases, material change reports, quarterly reports and filing statements of the Corporation.

13.4 Assignment. Neither party will assign its interest hereunder without the express written consent of the other.

13.5 Relationship of Parties. The legal relationship between the parties hereto is that of independent contracting parties and is not and will not be deemed to be any other form of legal relationship, including, without limiting the generality of the foregoing, joint venture, partners or principal and agent.

13.6 Time of Essence. Time will be of the essence of this agreement.

13.7 Headings. The headings used in this agreement are for convenience of reference only and do not form part of this agreement and are not to be used in the interpretation thereof.

13.8 Severability. If any part of this agreement is found to be void or unenforceable in whole or in part, it will not be deemed to effect or impair the validity of any other part of this agreement which will continue in full force and effect and be construed as if this agreement had been executed without the invalid part and it is hereby declared the intention of the parties that this agreement would have been executed without reference to any part which may, for any reason, be determined to be void or unenforceable.

13.9 Waiver. The failure of Seabord to insist, in one or more instances, upon the performance of any term or terms of this agreement will not be construed as a waiver by Seabord to require such performance in the future, performance of any such terms and the obligations of the Corporation will continue in full force and effect.

13.10 Notice. Any notice or any writing required or permitted to be given hereunder will be sufficiently given if delivered personally or transmitted by telecopier to the addresses or facsimile numbers of the parties set out below:

(a) If to Seabord:

Seabord Services Corp.
#501 543 Granville Street
Vancouver, B.C., V6C 1X8
Facsimile No.: (604) 688-1157

Attention: Michael Winn

(b) If to the Corporation:

Eurasian Minerals Inc.

#501 543 Granville Street
Vancouver, B.C., V6C 1X8
Facsimile No.: (604) 688-1157

Attention: David Cole

Such notice will be deemed to have been received, if received during the normal business hours of the recipient on the date of delivery or transmission. If such notice is received after the end of such normal business hours, it will be deemed to have been received on the next business day following the date of delivery or transmission. Any party may, from time to time, by notice in writing, change its address for the purposes of this paragraph.

13.11 Enurement. This agreement will be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF the parties have caused this agreement to be executed as of the day and year first above written.

Michael D. Winn
President and CEO
SEABORD SERVICES CORP.)

David M. Cole
President and CEO
EURASIAN MINERALS INC.

9.3 The Corporation will advise Seabord immediately in writing of the full particulars of any "material change", as such term is defined in any of the *Securities Acts* which govern the affairs of the Corporation.

10.0 **INDEMNIFICATION**

10.1 The Corporation will indemnify and save Seabord, its directors, employees, officers, representatives and agents, harmless from and against all liability including all actions, claims, damages, costs and legal fees which Seabord may incur or be a party to, arising out of actions taken or statements made by Seabord at the Corporation's request or based upon information supplied or approved by the Corporation.

11.0 **DUTIES OF SEABORD**

Seabord may, in its sole discretion refuse to provide a Service contracted for hereunder if Seabord determines the action may not be in the best interests of the Corporation or Seabord. Such refusal will not constitute a default of this agreement.

12.0 **AMENDMENT OF AGREEMENT**

This agreement may only be amended by written agreement between the parties hereto.

13.0 **GENERAL PROVISIONS**

13.1 Existence of Claim. The provisions of this agreement will be enforceable notwithstanding the existence of any claim or cause of action of the Corporation against Seabord whether predicated on this agreement or otherwise.

13.2 Governing Law. This agreement is and will be governed and construed in accordance with the laws of the Province of British Columbia and the parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

13.3 Entire Agreement. This agreement represents the entire understanding of the parties with respect to the specific subject matter of this agreement and supersedes all previous understandings, written or oral, between the parties with respect to the subject matter.

SCHEDULE "A"

1.0 SCOPE OF SERVICES

(a) Administrative

Provide office space plus reception, banking and clerical services.

(b) Accounting

Provide a Chief Financial Officer ("CFO") whose duties will include but are not limited to, managing the Corporation's quarterly and annual financial statements including MD&A and liaise with the Corporation's auditor and tax advisors to complete annual audit and corporate income tax returns.

The CFO to be Ms. Christina Cepeliauskas.

(c) Corporate

Provide a Corporate Secretary whose duties will include but are not limited to, managing the following for the Corporation: the preparation of resolutions, managing the board of directors meetings, shareholder meetings, corporate governance documents including committee charters and policies; SEDAR and SEDI filing (and other regulatory filing) of various documents and news release preparation and dissemination.

The Corporate Secretary to be Ms. Valerie Barlow.

2.0 REPRESENTATIVE OF CORPORATION

Mr. David Cole, President and CEO.